UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 69769 /June 17, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15253

_____

In the Matter of	:	
	:	ORDER MAKING FINDINGS
LUNAR GROWTH CORP.	:	AND REVOKING REGISTRATION
	:	BY DEFAULT

_____

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on March 20, 2013, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), alleging that Lunar Growth Corp. (Lunar Growth) has securities registered with the Commission and has not filed required periodic reports. I found that service on Lunar Growth was accomplished on April 5, 2013, by serving its registered agent. See 17 C.F.R. § 201.141(a)(2)(ii), (iv).

Lunar Growth is in default because it did not file an Answer to the OIP as required by the OIP and the Commission's Rules of Practice, did not attend a prehearing conference on May 1, 2013, and did not otherwise defend the proceeding. See OIP at 2; 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I find the allegations in the OIP to be true. See 17 C.F.R. § 201.155(a).

Findings of Fact and Conclusions of Law

Lunar Growth, Central Index Key No. 1381806, is a Cayman Islands corporation located in Wuhan, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Lunar Growth is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2011, which reported a net loss of over $4,300 for the prior nine months.

Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13. Lunar Growth has securities registered with the Commission, is delinquent in its periodic filings, and has failed to heed delinquency letters sent by the Division of

Corporation Finance requesting compliance or, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the rules thereunder. I conclude on these facts that revocation of the registration of each class of the registered securities of Lunar Growth is both necessary and appropriate for the protection of investors.

Order

I ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of registered securities of Lunar Growth Corp. is revoked.

_____
Brenda P. Murray
Chief Administrative Law Judge